

February 6, 2013

<u>Via E-mail</u>
John M. Engquist
Chief Executive Officer
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200,
Baton Rouge, Louisiana 70816

      RE: H&E Equipment Services, Inc.
             Form 10-Q for the Fiscal Quarter Ended September 30, 2012
             Filed November 1, 2012
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 2, 2012
             File No. 000-51759

Dear Mr. Engquist:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Accounting Branch Chief